Filed by Poema Global Holdings Corp.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: October 13, 2021

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

NICK CLAYTON: Hello and welcome to another SPAC Insider podcast. I’m Nick Clayton and this week’s SPAC Insider’s founder Kristi Marvin and I will be speaking with Horace Luke, founder CEO and Chairman of Gogoro. Gogoro announced the business combination with Poema Global Holdings Corp. last month. Poema Global CEO Homer Sun also joins us to discuss the SPAC perspective on the transaction. Gogoro has created the innovative new business model in the middle of the electric vehicle revolution. It provides station for two wheeled electric vehicles to swap out spent batteries for freshly charged ones and a process that takes seconds as opposed to the many minutes required to recharge the battery itself. We talk about the advantages of this approach in Asian markets and the attractiveness of a subscription, hardware as a service model within the EV ecosystem. Take a listen.

KRISTI MARVIN: Thanks Horace, now joining us for today. We’re excited to hear a little bit more about Gogoro but before we get started maybe for the benefit of listeners. You can give us a brief overview of Gogoro and maybe you can tell us little bit exactly about what the company does.

HORACE LUKE: Thanks Kristi. I stepped in my career about 20 years ago, oh, 30 years ago now. Working at Nike, working on some really influential brands and one day a friend of mine told me that the internet was going to change everything so I dropped everything and I went and joined Microsoft up in Redmond, Washington where I played a key role in the team that founded the Xbox and eventually worked on Windows XP and what was to be Windows 2002 turned into Windows XP because how technology was just going to be prolific and how it was going to change lives forever.

We thought Windows’ experience was really where we should really be focusing on the user experience of the technology not necessarily on the technology of the technology. I went off and joined HTC in Taiwan where I took a white label device maker, the world’s number one smart phone maker. Creating the first six android devices in the world.

I think the first 20 years of my career, I really saw what technology can do to change people’s lives but also I saw how the landscape needed to shift from modernization and communication to now sustainability focused. Most people don’t realize that there are more miles written globally every day for commute on two-wheelers than any other mode of transportation. People in the East in Asia, greatly depend on these two wheelers in order to go to school. They took their kids to places. They go to work. They go shopping. Everything is done on these two wheelers and nowhere is that more evident than a place like, for example, in India, where 80% of all commute miles done every day is done on two wheelers. 60% of all gasoline spent annually in India is spent on two-wheelers.

This presents both a big problem as the world transition to more densely populated cities, but also creates a huge opportunity for us to not only do good but also do well in this transition and shifting people from kind of traditional gas and fossil based to commute. To now, more sustainable, kind of more modern, more connected cleaner way of commuting which I think everybody agrees that the world is moving toward that direction.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

When we started 10 years ago, nobody even thought about electric two-wheelers. Not even say when people talk about battery swapping. Today, Gogoro is the market leader in battery swapping, smart electric two wheelers in our hometown here in Taiwan. We use Taiwan over the last 10 years to prove our technology, to prove our business model, to build out business partnership.

I would say over the last 10 years, we solidified that and we’re ready to make the big jump into these giant markets, like China that we just announced and India that we just announced and it’s great to be here to share our ideas and what we can do for the world to become safer, cleaner, and better and healthier place. At the same time, creating a great business opportunity, everybody can participate in.

KRISTI MARVIN: Gogoro kind of touches upon a variety of different trends that have seen a lot of public market attention of the past year to name a few. Electric vehicle, EV charging, mobility not the least of which is that southeast Asia is a hot sector for SPACs, as far as target companies.

[00:05:00]

Can you describe maybe what Gogoro is at its core? Is it an e-bike, moped company, an EV charging company, a subscription technology company?

HORACE LUKE: Well, fundamentally, we are technology company, but more importantly, I think we are a platform company. Think really about us as the Android of EV.

Today, in Taiwan, we build our own vehicle. We sell our own vehicle or course, but through that, we develop a number of technologies that we also share with other vehicles [INDESCERNIBLE 00:05:31] like Yamaha, like Suzuki Taiwan, Aeon, Aeon Motor, PGO, eMOVING and then most recently, we announced our partnership with Yadea and Dachangjiang in China, the number one electric two-wheeler maker in China Yadea and also China’s number ICE two-wheel maker Yadea. And how they’re going to use our technology to not only create vehicles that are kind of more performant, more connected, but also the same time, uses our battery swapping network.

At the heart of our ecosystem is this battery swapping infrastructure that allows a consumer to overcome everything from range anxiety, to charge time that it takes in order to swap out a battery. You can just simply put 1222 depleted battery depending on which vehicle you have. Some vehicles use single battery. Some people use double battery but you put the depleted battery into the charge station and in just seconds two fully charged battery pops out and off you go. No waiting. No waiting for charge. No worrying about battery range. You just hop on your vehicle. When you see your battery level down, you just stop by one of our station, pop it in, and it swaps out. A brand new fully charged battery.

We are a platform company. We want to see the world use as much as possible our battery swapping subscription model in order to overcome both the challenges of, I would say the technology, the cost of the technology as well as the limitations of the technology today.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

KRISTI MARVIN: You did previously, sort of mentioned a little bit of your background earlier, but I did kind of dig into your bio a little bit and it did mention you had a stint at Microsoft which you mentioned, but you led product ideation and brand development for Xbox. You were chief innovation officer at HTC, related product strategy. You started your career at Nike where you led a key role in brand development which are all impressive. So, with all that being said, what led you to found Gogoro? And how did your previous roles sort of help you grow this company?

HORACE LUKE: Well, as we think about where the world was. The world was at a modernization stage where we found the technology for entertainment. We found the technology for communication. We found the technology for productivity. Now, we really need to find technology for sustainability. And as you think about what my previous experience has gathered for me in both storytelling as well as a ticking technology and making it kind of usability usable and user-friendly and also as well as connecting people to smart devices that can do a lot more through applications in creating platforms. All those came together at the right time where nobody was really paying attention to electric mobility.

When I started the company in 2011, nobody was really thinking about electric two-wheelers. People were barely thinking about electric four-wheeler. That was before Tesla model S even came out. We thought that the world needed to transform from fossil-based commute to electric commute because in a densely populated city, it is both polluted. It is noisy, it’s hot. All of the things are created because of these not so sophisticated vehicles that were started 50 years ago.

We saw an opportunity to transition that but through that transition, we thought that not only is electric mobility inevitable that it’s going to happen but also the same time how do you transition that? What are the things that you need to take away? What are the things that you need to add in, in order to make that transition possible? And we thought battery not included. Battery not included not only reduces the cost of purchase for the consumer so they can get into the vehicle but it removes all the anxiety about owning an electrical vehicle and removes all of that in a way. So the cost of the battery makes up usually about 35 to 40% of the overall building material cost of the vehicle, that no longer is part of the equation when you buy the vehicle.

[00:10:00]

You just pay a payment every month in order to access the battery. You worry about range. What if I get too far and I have to push my vehicle back to in order to go home, right? So no, you just hop on one of our station and you swap and you get on home with a freshly charged set of batteries, no range anxiety. Wait time, right? People talk about fast charging, right? Not only does it damage your hard work, but also, talking about 18 minutes, 15 minutes, still not fast enough. That’s a 15/18 minutes if you’re the first guy at the pole. What if you’re the second guy? Now, you’re half an hour. You’re the third guy, you’re apologizing to your boss for not getting to work early, right? Not on time, right? So we really need to think about how to actually solve all this anxiety and all these problems that people saw in this electric transformation and then offer a solution to the business model of swap and go that we came up with that allow the user to kind of own a vehicle in a non-stressful kind of way.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

Before Gogoro started in Taiwan, an electric two wheeler did not even make up 1% of the overall vehicles sold then came Gogoro. Over the last five years, we’re able to grow the market share from not only 1% to now over 10%. So a thousand percent increase. But at the same time, through that increase, 97% of that 10% is Gogoro and now Gogoro partner’s vehicle through our swap and go business model.

So we really focus over the last couple of years of doing a proof case in Taiwan proving that the technology works, proving that the business model works, proving our partnership model work, proving that customer satisfaction will be there, the anxiety of the customer would be taken away. And over that process, I think we’ve refined the technology enough now that we’re taking that and going into a much bigger market to commercialize in a very, very big way and that’s where you’re seeing Gogoro today where Gogoro is in this critical transition point.

KRISTI MARVIN: Yeah, and by the way, I did read somewhere that the two-wheeled vehicles are particularly polluting the diesel through the use. It’s just pretty atrocious compared to even just a regular vehicle.

HORACE LUKE: Yeah. If you think about where gasoline vehicle is today, a regular gasoline two wheeler is about four to five times more polluting per kilometer than a modern car in California today. That has greatly to do with the economics. We have a vehicle that costs slightly over $2,000 or about $2,000. So now, is the muffler going to be good enough? Is the efficiency of the engine going to be good enough? Is there a catalytic converter? All of those things are being challenged because the cost of building those vehicle is a fraction of the other vehicle or the four-wheeler. That’s number one.

And number two, if you think about we’re transitioning for let’s say a regular car to an electric two-wheeler, those transition takes another I would say drop -- I would say by 70% or so, 75%, in pollutants. You know in Taiwan today, energy is being created with coal, with natural gas. Some nuclear, solar and wind is emerging now but predominantly still through fossil generation. And even with that equation, we are still only 1/4 or 1/5 of a modern car. So you take those two and times it together, we’re only 5% pollutants.

When you think about the entire value chain of energy creation, we’re only 5% of what a traditional gasoline two wheeler is doing today. Now, of course, that is from generator all the way to the vehicle and rubber on the ground. But if you think about where now the pollutants are being generated, now it’s no longer in the city center where your kids are living, where your mother is living, where we live every day and walk on the street every day reducing pollution, reducing heat, reducing noise is a really critical factor for us to transform cities of tomorrow to be more sustainable.

And that’s our thesis of our company is really to think about how technology can transition cities.

Now, of course, what you see today is what Gogoro is today to the consumer and to the market today is this battery swapping infrastructure that enable a wave of electric vehicle adoption in urban cities. But imagine, if our thesis is just portable battery, there’s a lot of things we can do in the future just like your remote control today or your headset today or your other devices you have around your house.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

[00:15:06]

Those are all just done with batteries. What we do at Gogoro is we create just very large, very connected, very smart batteries that enable first and foremost the most polluting, the highest polluting sector vehicle in transportation. That’s the first attack that we have. And then later on as we have more and more batteries, they’re going to be other business models that will come up surrounding portable batteries. Not necessarily around mobility but portable battery and those are things that in the future we can talk about. There’s great opportunity for how we see energy and cleaner energy and cleaner access to energy can play in the role of growing cities of tomorrow.

NICK CLAYTON: Definitely. And you’re getting into the business model aspect of things here which is really where I wanted to go with next which is just that our North American listeners are probably more familiar with e-scooter companies and kind of ride sharing, that sort of approach to e-mobility but swapping batteries is very different from a business model standpoint I imagine. Can you explain kind of how your business model is different from say Bird which is also going public via SPAC announced this year and some of the other players that may be more active in North America right now?

HORACE LUKE: Yeah. There are a couple key differences there I think. Number one is, as you think about our vehicle, we think of itself as almost like a hardware as a service business when you think about our subscription model. When you buy a vehicle, you will then go ahead and pay on a monthly basis based on the amount of energy you use, a subscription fee to us. It ranges from entry-level at $10 per month to $30/$40 because some people pay a lot more than that and when they ride a lot. But the model is super sticky. If you don’t pay, you don’t ride. The battery is rented in a fractional way kind of to you and so, the vehicle and the battery and the grid is all tied together connected.

Through that, we’ve noticed that over the last five years, six years, we had almost zero drop off on our cohort. The same guy, the first guy that bought our vehicle [PH 00:17:16] Davey in 2015 continue to pay every day as he takes his vehicle to work and back. That cohort just built and built and built and built and if you think about how big that market is, there’s half a billion two wheelers. There are 63 million vehicles sold every year across just China, India and Taiwan alone. That’s 80% in volume in comparison to four-wheelers. But at the same time, the market is underserved. If you think about four wheelers and electrification, you can probably have a huge list of names of competitors and people going at it. But if you think about two wheelers, can you name me a lot of people that they’re really thinking about in a very innovative kind of breakthrough industry overturning kind of way? There really isn’t many and that’s where Gogoro has focused on is focused on Asia market, highly populated, super sticky customer base that have dependency on these two wheelers to move and through this battery swapping infrastructure that’s really easy to deploy.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

And so, I would say that’s the number one thing that’s very different I would say then vehicle sharing. We are a vehicle that you purchase but you share the network and you share the battery versus you share the vehicle. The second thing I think is perhaps very unique is that we’re very diverse in the way that we partner with our partners. In Taiwan, we own our network so we operate and run our network and then we host the likes of Yamaha, the likes of Suzuki Taiwan, the like A motor and Aeon, the likes of PGO and the likes of eMOVING. Auto built vehicles are compatible with our network so we’re an open platform. We let people come on and use the network because they don’t have to pay when they come on the network. They buy components from us but they don’t have to pay a license fee. Where we get our fee is through our direct connection with the consumer. So we get the consumer subscription as a result. In China, it is slightly different. We are going to go in a very partner-driven asset-like kind of way into China. Yadea and Dachangjiang, of course the world’s number one electric two wheeler, Yadea and in China’s number one ICE tool maker Dachangjiang just announced their partnership with Gogoro in Hangzhou to launch through a brand called Huan Huan.

[00:20:00]

Huan Huan is a – in English is swap swap so it’s very easy for the Chinese to understand what it does, right? That’s my Nike boots coming to play, just very very simple, easy to understand branding, swap swap. Through swap swap which uses the Gogoro as a platform to enable not only Dachangjiang vehicle, but also Yadea’s vehicle and potentially in the future other vehicle to all come on to use this common platform to swap.

So, this open platform, think of us really like the Microsoft, the Qualcomm of the world, right? Think of us as really the Android of EV. Everybody can build to this common platform and this common platform will then have a direct relationship with our consumer to let them swap. No matter what brand a vehicle is, no matter what age a vehicle is, no matter how new the station is, everything is forward and backward and interoperable. So the first guy that bought a vehicle, the latest battery that entered the network, that battery can power his vehicle, then vice versa. The oldest battery that’s on the network with a brand new station can still charge that battery. And all this interoperability is what we focus on and in the network deficiency and safety is what we focus on in delivering a great user experience for people as a transition to two-wheeler that they depend on every day. So, in Asia, people own two-wheelers. People don’t own four-wheelers. So, the user experience is kind of like if you think about where being in the U.S. maybe it’s like a four-wheel car but you have to refill by going to a gas station. In Asia, people own a two-wheeler and they just have to refuel going to a Gogoro swapping station and that’s kind of how you should think about how the role we play.

NICK CLAYTON: In talking about those markets a little bit more, your operations right now seem primarily focused on the Taiwanese market and how are the micro dynamics in Taiwan for e-mobility and specifically electric two-wheelers different say than for China, India or even say, North America for that matter?

HORACE LUKE: We are first and foremost, building the core technology to enable all sorts of -- starting with two-wheelers, all sorts two-wheelers to happen. In China, it is more focused around I would say an e-bike, a lighter weight, lighter still will commute within urban centers. In Taiwan, it is really similar to Southeast Asia where vehicles are 100 cc to 125 cc is a dominant market population today, but batteries are batteries. If you want to power 100 cc, you put two batteries in. You want to power a lighter weight vehicle, you put one battery in.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

Our system is fully scalable to go up and down the value chain. And that’s perhaps one of the most unique thing that we built was this modular system that allow that to happen. In Taiwan, we have proven that both single battery and double battery has its place in the market and we grew from -- I would say the electric vehicle space grew a thousand percent over the last several years. We continue to see strong demand and strong growth in Taiwan moving forward. In China the vehicle would be lighter weight, would be slow in speed. That means that actually our network edition would go up even further because the battery, if there’s engineers listening, they will know that. As you think about the need of power as you go up in speed and the way things go into a factor of 2x times 2x times 2x times 2x all the way up. So, to go 25 kilometer an hour versus going 30 kilometer an hour, the number goes up very quickly. And so with the slowest speed in China, our network is even to get more efficient and get more capable to host even more people very very quickly.

NICK CLAYTON: Totally. And we’ve also -- I mean, just moving a bit into some of the -- we talk a lot about the opportunities, but there’s some risks to the market I’m sure as well. And one of the things we’ve just seen is we’ve seen all these supply chain disruptions in the past year, thanks to COVID. Has that affected the battery market at all for you, and how does that affect your cost of doing business?

HORACE LUKE: Of course, there’s impact there and there are always risk, but I think one of the most unique thing about Gogoro is that we are very persistent. The great thing about being in Taiwan, our whole market today is almost all electronics and chips are made in Taiwan. So, when I needed a certain chip made, so to speak I can probably call a couple friends and say, “Hey, can you allocate that?” But the most important thing is our partnership with Foxconn. Foxconn manufactured 40% of the world’s electronics today.

[00:25:01]

Right? And partnering with Foxconn where they were going to help us with the supply chain and enablement of our devices to be made, everything from battery to motor to other electronics, we can really then focus on our go-to-market strategy.

KRISTI MARVIN: So, Horace, it’s interesting you just brought up four wheels because something that’s been sort of on my mind is an article that I read recently about -- it had to do with the Biden infrastructure plan and how the person who wrote this article seemed to think that the allocation of funds toward EV charging stations was the wrong way to go because it was inconvenient and that people didn’t want to sit and charge at a fast charging station for 15 to 30 minutes as you kind of pointed out I think earlier in this talk, but it brings up a good point. If it is all about convenience and that gets people to adopt EV technology, is there a market for you in the future for not just two-wheeled vehicles, but maybe four-wheeled vehicles. And does that maybe mean you might have an entrance into the U.S. market?

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

HORACE LUKE: Our focus today is really around Asia. There is over half a billion vehicles in Asia along that are desperately needing a solution like Gogoro’s. But never say never. We’re just batteries. Batteries one day will be capable enough to power – with the first battery started wasn’t capable more than just powering your remote control or radio. But today, batteries can power your computer, your smart phone, your other devices. Never say never. And you say, okay, well, what about charge at home? Well, most of the times in Asia, you don’t have a dedicated parking spot. When you get home, you’re looking for one. You’re squeezing your bike or your moped in between other people’s mopeds in order to park. And then you get out and maybe your vehicle is charged. Maybe somebody accidentally kicked the cable or maybe somebody took your cable and plugged it into theirs. And then all of these problems come into play going, well, what if the vehicle is not charged, how do you get to where you need to go? Right? And so, all those things we listed as potential problems.

We literally just one by one thought this is a great opportunity for us to build something very innovative. Unlike maybe perhaps other companies in the EV space, we’ve been EBIDTA positive since 2019. We are not a speculative deal. We are going public after we have proven the technology, proven the business model. We are on a high-growth trajectory going into these large markets with huge volumes. We are projecting 2024 to sell a little over a million units. In 2025, well over 2 million units. When you think about that number, you’re like, that’s a big number comparing to Gogoro’s current slightly over 400,000 customers over the last couple of years. Yes and no. Yadea and Dachangjiang last year combined through their 50,000 retail outlets in China sold over 16 million vehicles, and this year is 20 million vehicles. So, if you think about our number compared to last year numbers about 9% of their portfolio, compared to this year’s numbers slightly less than 5% of their portfolio. So very very achievable.

NICK CLAYTON: I think that’s a great point to get Homer and you as well just talking about those projections and the figures that you’re looking at yourself. And so Homer, from this SPAC perspective, there are a lot of companies attacking this problem of charging electric fleets out there vary in size. Why did you choose Gogoro as your target of choice?

HOMER SUN: So we, Nick, yet over four dozen opportunities and really very carefully for our first SPAC wanted to have a pretty market transaction. I think one of the key things that drew us to Gogoro was just Horace just alluded the scale of the business. I mean, at over $300 million of revenue this year, this is very far away from being a science project. This is a very proven business model with a super sticky subscription deal for every dollar of hardware revenue.

We also really found the management team to be exceptional. We spent over seven months getting to know each, found in Horace and his team extremely thoughtful innovative technologists, great pedigree. And we’ve talked about the management including the board level as well, the chairman of NASDAQ is on the board of Gogoro or man on the board of Gogoro, for instance. And this is a management team that’s completely public company ready. And I think, finally, I think we really felt that when you do a SPAC, it’s a little bit like a speed-dating exercise; you need a lot of companies, you’re trying to find synergy, connectivity, and we really felt uniquely equipped to assess and underwrite the growth trajectory of Gogoro given our greater time experience, given our experience with time and technology and to really go deep on the ground. We went on the ground in China.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

[00:30:07]

We went on the ground in China. I spoke to senior management of the Yadea, DCJ, the number when I manufacture in China a fuel motor corp. and others and really getting a very granular context and local context to thinking about the opportunity setting together. It’s been a great journey together and we’re really excited about the road ahead.

KRISTI MARVIN: Homer, you’re a bit of a triple threat. You were a former M&A Lawyer at Simpson Thacher, a banker at Morgan Stanley and eventually a Chief Investment Officer of Private Equity in Asia at Morgan Stanley. So, with that sort of public and private company backgrounds, what are the benefits you think of being publicly listed that would benefit Gogoro? How do you plan on taking advantage of those? And also, why go public and why now?

HOMER SUN: Is think the benefits of going public for Gogoro giving a trajectory and kind of inflecting now it’s a great global validation of a global technology leader. It’s been quietly establishing its dominance in Taiwan. It’s now getting ready to step on the global stage. NASDAQ is an outstanding stage upon which to present yourself to customers naturally. Their benefits with every public transaction of a currency for M&A of greater opportunity to incent your employees, et cetera. In terms of why take them into the U.S. market; we did want to really think hard about – still some of the questions you’ve had today about -- this is an Asia specific problem maybe North American listeners are not going to find the context as familiar. And so, we thought long and hard about the comparable universe, we thought long and hard about comparable business models that would really enable even North American based investors to really translate across geographies to understand these enormous opportunities we’ve spent time on the road with investors.

I think a couple of points were very clearly understood and appreciated by all investors. Number one, the size of this [PH 00:32:12] TAM it’s massive. We have 500 million riders on the road in equity markets today. And really exceptional unique that nobody else, I mean, you can think of very, very few people that are attacking this particular problem. It’s sort of a hidden problem and frankly, that’s the arbitrage. That’s the opportunity set for investors when you think about the valuation at which we’re bringing this transaction two and a half times 2022 revenue. I won’t go into the detail, but it’s in the presentation. It compares exceptionally well with the comparable universe. And so, we think that investors are going to be rewarded by taking the time to dig in and understand the uniqueness of this opportunity and hopefully we’ve been helpful and understanding in delivering amount of diligence and positioning to enable people to really understand the tremendous opportunity ahead for Gogoro.

KRISTI MARVIN: So Homer, we’ve also seen other EV charging e-bike companies, go public over the past year, but as we’ve discussed, they don’t all have the same business models or revenue mixes. Gogoro’s own revenue is split between e-bikes or mopeds, selling hardware and of course the battery swapping subscriptions. With all those things in mind, how do you go about assessing evaluation for Gogoro, and what figures across the competitive space stood out to you as more important?

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

HOMER SUN: So, we really think that the EV technology names such as charge point and stem and the EV charging names such as Volta and others are the core comparable sets. Given the business model that Gogoro has, it is easy to confuse Gogoro as a scooter company because it does have a pretty significant amount of its revenue derived from hardware. Specially now and in the early years as it rolls out in China and India, because it needs to build that install-based hardware that the incremental sticky subscription revenue comes over many, many, many years thereafter and a very, very predictable fashion given the 100% attach rates. And so, we really think that these are the kinds of names that serve as to really anchor thinking about the two and a half times 2022 revenue at which we’re bringing this transaction to the marketplace. Over time, we think that the hardware service names the Pelotons and the Rokus of the world will be increasingly relevant as the installed base that Gogoro has in China and India increasing the builds out. And so, we think there’s increasingly common to lands.

And then naturally we also in our presentation, included electric vehicle manufacturers globally and China as well as two-wheelers just for the sake of completeness, but it’s really important to focus on something that a core part of Gogoro’s business model that’s not present with the other OEM players. Gogoro has an extremely sticky reoccurring revenue stream that’s completely different from what a traditional electric vehicle manufacturer has. It is in fact leaving the manufacturing to the Foxconn of the world.

[00:35:15]

Which is exactly what it needs to do. Gogoro developed a scooter in Taiwan as a means to prove swap and go as a business model. It’s now done that, as well dominant global technology positioning from where it is. Now, it’s going to be really focused on what Gogoro at its core, of course, says very well. It’s a technology platform. It’s like Android, it’s like Intel. Gogoro provides a technology to help its customers like a Yadea, like aYamaha, like a Suzuki, like a Hero Motor Corp. Do what they do best which just sell first-rate products to customer demographics. They understand exceptionally well. And so, I think that really is a very, very important differentiator when you think about the Gogoro business model. At its core, it is about energy subscription revenue that necessarily has enabling hardware piece upfront. But don’t confuse enabling hardware as the core basis upon which the value of this business.

KRISTI MARVIN: So Homer, Poema as the SPAC, you stated you would be focusing on target companies in Europe and Asia, maybe you can walk us through a little bit about why you saw opportunity in those areas as opposed to say the U.S.?

HOMER SUN: You know, in this technology space the number of unicorns emerging from Asia and Europe combined equal that of the United States. And so, the opportunity set clearly as global investors is tremendous. We have a footprint in Hongkong, Berlin, and San Francisco. And so, we have teams and are uniquely poised to understand those markets. We’ve been working on these markets. We have networks in these markets. And frankly, it’s exciting when you can have an opportunity like Gogoro to really bring the experience and context that we can deliver with -- you know in my case for instance, over 20 years of experience working in Asia.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

To bring that context and to help contextualize a really interesting and cool business to, for instance, North American investors. Two-wheelers as an example, in places like India and Indonesia are over 80% of all vehicles on the road. It’s 3% in United States. It’s a totally different context, but the pin point is understandable. The universe of comparable listed in the U.S. against what you can value the business are there. And so, we think that that offers tremendous opportunity and of course as a SPAC sponsor not to mention the fact that it is far less competitive than the United States, given the original genesis of this product and the number of sponsors focused primarily in United States. Great businesses of course, but we see a lot of white space for SPACs in Asia and Europe and part of our job is also been to educate entrepreneurs and boards who are probably one step behind U.S. companies and understanding the product is given the cadence of its acceleration over the last couple of years.

NICK CLAYTON: I see. You announced the transaction not long ago, which means you’re still somewhat early in the process. But what should we be looking out for next in terms of the timeline of this transaction and what are you excited to announce in terms of news around the bench for Gogoro as well?

HOMER SUN: It will be -- I’ll talk a little bit about timeline and then I’ll pass over the course to talk about the very exciting news pipeline coming up. We expect this transaction to close sometime in the early part of 2022. And in the coming months, we have a number of very exciting milestones that are on the horizon. And maybe I’ll, pivot over to Horace to talk a little bit about that.

HORACE LUKE: I think, over the last couple months you’ve seen us making some big announcements. Those partnerships and then the manufacturing and supply chain partnership with Foxconn. And most recently, our entry into Hangzhou, right? A technology of leading city in China, and we see very quickly following that and many more cities next year following China. And then also, our announcement in India and how we’re going to use New Delhi as a pilot to light up in 2022. All of those added up to this great transition and riding on this tidal wave of electric transformations that everybody is excited about. But yet, the opportunity and you look at the neighbors about then competitors of our space, there really isn’t many. And when you look at the size of the TAM 64 million vehicles chips, every year sold 500 million well over half a billion vehicles riders on the ground today in just China and India and Taiwan alone. That adds up to be a gigantic TAM.

[00:40:06]

And as Homer said, we are far from the science project. We’ve been EBITDA positive since 2019. We will do the over 320 million in revenue this year with six vehicle makers all building vehicles on our platform today in Taiwan. This is a story about growth. This is not a story about speculation. This is a story about, we go in public will empower us to work shoulder-to-shoulder with these industry giants, like Foxconn, like Aeon Motor Corp, like Yadea, like Dachangjiang. And with the resources and the funding in order to actually push forward into these big markets and do this partnership with Poema with Homer were able to tell our story.

Gogoro

SPAC Insider Podcast_Transcript

October 11, 2021

KRISTI MARVIN: Horace and Homer, I just wanted to thank you both for joining us today. It’s been a pleasure learning more about Gogoro, and we look and we look forward to hearing more from you and Gogoro in the future.

HOMER: Awesome, thank you Kristi. It was a great pleasure to talk to you, and we’re excited about what the future is going to bring in these markets. Literally, just dropping a stone into the big ocean now that we are close against the star.

[00:41:39]

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, the capability of Gogoro’s technology, Gogoro’s business plans , any benefits of Gogoro’s partnerships including its partnership with Yadea and Dachangjiang, and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.